[Letterhead of Corning Incorporated]

August 3, 2009

Securities and Exchange Commission
450 Fifth Street, N.W., Stop 4-5
Washington, D.C.  20549

Re:	Form 10-K for the fiscal year ended December 31, 2008
Form 10-Q for the period ended March 31, 2009
File No. 1-3247

Ladies and Gentlemen:

We are responding to the comments in the Securities and Exchange Commission (the “Staff”) letter dated July 15, 2009, which supplemented the Staff’s letters dated April 24, 2009, June 9, 2009 and June 24, 2009, to Mr. James B. Flaws of Corning Incorporated (“Corning”).  For your convenience, we have included the Staff’s comments below followed by our related response.

Form 10-K for the year ended December 31, 2008
General

1.
Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like.  These revisions should be included in your future filings.

Company response

In our second quarter Form 10-Q filed July 29, 2009, we included the additional disclosures as requested in question 4 of this letter.  For your convenience, these new disclosures are underlined below.  Our Form 10-Q also included the disclosures proposed in our letter to the Staff dated May 22, 2009.

Financial Statements

Notes to the Financial Statements

Note 1. Summary of Significant Accounting Policies

Property, Net of Accumulated Depreciation, page 62

2.
We note your response to prior comment 3.  As previously requested, please help us understand how you determined that it is appropriate to account for these precious metals as assets with indefinite useful lives rather than as part of the salvage value of your production equipment.  In this regard, specifically address the following:

•
Identify the accounting literature that led you to determine it is appropriate for these tangible assets to have an indefinite useful life.  In this regard, we note that you are currently using a shrinkage approach which results in the recording of a uniform expense as the precious metal is utilized in the production process;

•
Tell us what consideration you gave to including the value of these precious metals in your estimated salvage value, with the salvage value based on price levels in effect when the asset is acquired and then periodically reviewed and revised to recognize downward changes in value, as necessary, in accordance with the change in accounting estimate guidance of SFAS 154; and

•
Please also tell us what consideration you gave to the guidance provided in Section 2140.8 of the AICPA’s Technical Questions and Answers regarding the valuing of precious metals inventory used in manufacturing applications.

Company response (first bullet point)

Corning uses precious metals to form components of our glass melting equipment.  Its physical properties allow it to withstand the glass melting environment without impacting glass quality, and without any degradation to its own functionality.  Unlike other components that reach the end of a physical life, the metals are reclaimed and reused repeatedly.  On an annual basis, less than 1% of our total metals are lost in the production, refining and reclamation processes.  Except for these minor losses, the metals retain all of their original characteristics.  The precious metals do not degrade based upon either usage in our manufacturing process or through the passage of time.  Absent the small losses, the precious metals will exist in perpetuity.  This characteristic is similar to land from an accounting perspective.

We have considered a number of different areas of accounting literature to assess the appropriate accounting for precious metals.  Under US GAAP, the consumption of tangible assets is addressed mainly through fixed asset depreciation expense and inventory valuation and usage standards.  Corning’s use of precious metals as part of the production process does not fit into a depreciable asset or inventory-type method due to the indefinite-lived nature of precious metals and very low shrinkage that occurs as a result of the processes in which the precious metals are used.

We have described precious metals as “indefinite-lived” because the loss of metals in production, refining and reclamation is extremely low and the useful life of the metals themselves is perpetual.  We have previously described the loss of precious metals in our production process as shrinkage because we account for the loss of precious metals using a “units lost” approach.

We believe the treatment of precious metals as a tangible indefinite-lived asset, subject to depletion, best matches our use of precious metals.  Because there are no direct references in US GAAP that apply to an asset used in a manner similar to Corning’s, we evaluated guidance that could be viewed as analogous to reach our conclusion.  We believe the description provided in SFAS 142 which states, “If an intangible asset is determined to have an indefinite useful life it shall not be amortized until its useful life is determined to be no longer indefinite” is relevant.  The combination of the ability of an asset to be returned to its original state with minimal loss and to be utilized in perpetuity can be analogized to an indefinite-lived asset.

The following authoritative literature, which provides either a direct or indirect reference to assets with indefinite useful lives, or eliminates alternative approaches, was considered in our conclusion:

Supports indefinite-life concept:

•
SFAS 142 “Goodwill and Other Intangible Assets,” Paragraph 16:  If an intangible asset is determined to have an indefinite useful life, it shall not be amortized until its useful life is determined to be no longer indefinite.

•
SFAS 142 “Goodwill and Other Intangible Assets,” Paragraph 11:  If no legal, regulatory, contractual, competitive, economic, or other factors limit the useful life of an intangible asset to the reporting entity, the useful life of the asset shall be considered to be indefinite. The term “indefinite” does not mean infinite.

•
SFAS 93 “Recognition of Depreciation by Not-for-Profit Organizations,” Paragraph 6:  Consistent with the accepted practice for land used as a building site, depreciation need not be recognized on individual works of art or historical treasures whose economic benefit or service potential is used up so slowly that their estimated useful lives are extraordinarily long.

•	FASB Concept 6 “Elements of Financial Statements” Note 49: Some assets—for example, land and endowment investments in securities—are generally not used up or consumed by productive use.

•
FASB Concept 6 “Elements of Financial Statements” Paragraph 120:  Only assets that are not by their nature used up in carrying out the organization's activities are capable of providing economic benefits indefinitely.  Gifts of cash, securities, or nonexhaustible property, such as land and art objects, to be added to an organization's endowment or collections are common examples of those types of assets.

Evaluation precluded inventory consideration:

•
ARB 43 Restatement and Revision of Accounting Research Bulletins, Chapter 4: Inventory, Statement 1: The term inventory is used herein to designate the aggregate of those items of tangible personal property which (1) are held for sale in the ordinary course of business, (2) are in process of production for such sale, or (3) are to be currently consumed in the production of goods or services to be available for sale.

•
ARB 43 Restatement and Revision of Accounting Research Bulletins, Chapter 4: Inventory: Only in exceptional cases may inventories properly be stated above cost.  For example, precious metals having a fixed monetary value with no substantial cost of marketing may be stated at such monetary value; any other exceptions must be justifiable by inability to determine appropriate approximate costs, immediate marketability at quoted market price, and the characteristic of unit interchangeability.

•	AICPA Technical Questions and Answers, Section 2140.8 Valuing Precious Metals Inventory Used in Manufacturing Applications:

Inquiry—Should inventories of precious metals used in manufacturing applications (for example, diamonds used in drill bits, plutonium or uranium used in steel fabrication, or titanium used in paint manufacturing) be valued at market or at the lower of cost or market?

Reply—These inventories should be valued at the lower of cost or market in accordance with ARB No. 43, Chapter 4, Inventory Pricing, Statement 5, paragraph 8.  The excess of market value over cost may be disclosed (addressed below in Company response – third bullet point).

Company response (second bullet point)

Precious metals that we hold as part of our fixed asset balance are custom fabricated into components that are integral to the glass melting process, but unlike other components that reach the end of a physical life, they are not consumed in our manufacturing process.

Once a melting system is operational, it must be maintained at a high temperature with a continuous flow of glass to function properly.  When the glass melting system is shut down for rebuilding, the precious metals are recovered, but the other system components are essentially destroyed and have no salvage value.

Each equipment component of a glass melting system is unique and can be isolated from the other components that make up the glass melting system.  Each of the component parts are depreciated based on the individual component’s useful life as part of the glass melting system.  Because precious metals are reused in perpetuity, they are also not specific to any one glass melting system.  As a result, precious metals do not impact the assessment of the salvage value of any other component of the melting system because, while integral to the operation of the equipment, they are their own separate component.  Further, our conclusion that precious metals are indefinite-lived assets, subject to depletion, precludes a salvage value assignment to the precious metals themselves.

For these reasons, we do not believe consideration of salvage value and changes in accounting estimates as prescribed by SFAS 154 are applicable.

Company response (third bullet point)

Section 2140.8 of the AICPA’s Technical Questions and Answers describes precious metals as assets that would normally be classified as inventory.  In the examples referenced by the AICPA, the precious metals are either consumed whole in production as an ingredient of a product, or consumed over a relatively short period of time.  For example, titanium used in paint cannot be reclaimed after production, and diamond tipped drill bits are wholly-consumed over a relatively short period of time as part of the utilization of the asset during the production process.

The application of precious metals as described in Section 2140.8 matches the definition provided by the FASB as an element of inventory, which is “to be currently consumed in the production of goods or services to be available for sale.”  This definition is not consistent with Corning’s use of precious metal assets.

As noted above, Corning’s use is much more consistent with the treatment of an indefinite-lived asset that is depletable, and not as an inventory asset that is consumable.  In our manufacturing processes, we lose only a small fraction of the metals through the production, reclamation and re-fabrication processes.  The rate of loss at less than 1% of our total metals on an annual basis is extremely low.  Because precious metals are not held for sale in the ordinary course of business, are not in process of production for such sale, nor are they currently consumed in the production of goods and services to be available for sale, they do not meet the criteria as described in ARB 43 for inventory.

We recognize that our usage of precious metals and the corresponding accounting treatment is unique.  We have completed a review of the relevant accounting literature to reach our conclusion and believe it is most appropriate to classify precious metals as property, plant, and equipment valued at historical cost.  Accordingly, losses arising from our usage of metals are appropriately treated as depletion based on actual units lost.

Financial Statements

Notes to the Financial Statements

Note 1. Summary of Significant Accounting Policies

Property, Net of Accumulated Depreciation, page 62

3.	Please provide us with the following additional information regarding the glass melting equipment which is coated with or constructed of precious metals:
•
It appears that this glass melting equipment consists of multiple components including precious metals.  Please describe each of the components included in the glass melting equipment as well as the corresponding useful lives of each component.  In order for us to understand the significance of each component, please tell us the dollar amount recorded related to each of these components as of December 31, 2008 and March 31, 2009 as well as the total dollar amount of all components; and

•
Significant components of the melting equipment must be rebuilt in order for the equipment to function properly.  Please tell us what types of costs are incurred when the equipment is rebuilt and whether these costs are capitalized or expensed as incurred.  For each of the three years ended December 31, 2008 and the three months ended March 31, 2009, please tell us the total amount of costs incurred in rebuilding the equipment and identify the portion of this total which were capitalized and expensed.

Company response (first bullet point)

The major components of our glass melting systems fall into the following groupings:

**CONFIDENTIAL TREATMENT REQUESTED BY CORNING INCORPORATED PURSUANT TO RULE 83**

Company response (second bullet point)

The costs incurred to rebuild melting equipment are almost the same as the costs to construct the equipment initially.  They include the cost of the physical parts needed to construct the equipment, the costs to form and assemble the equipment, and installation costs.  We capitalize costs related to constructing and installing the asset to bring the equipment to the condition and location necessary for its intended use.  We expense certain parts and equipment used during equipment start-up that have no future economic life.

As requested by the Staff, the following are those costs incurred in rebuilding glass melting equipment for the three years ended December 31, 2008, and the three months ended March 31, 2009 (in millions):

**CONFIDENTIAL TREATMENT REQUESTED BY CORNING INCORPORATED PURSUANT TO RULE 83**

Financial Statements

Notes to the Financial Statements

Note 1. Summary of Significant Accounting Policies

Property, Net of Accumulated Depreciation, page 62

4.
Your response to comment 2 in your letter dated June 15, 2009 states that you do not believe separate disclosure provides an investor with additional meaningful information because precious metals are part of the equipment used for operations and can only be removed by stopping production.  You further believe that separate disclosure may lead readers of the financial statements to the inaccurate conclusion that these assets can somehow be separated from the production equipment and monetized currently.  Notwithstanding these concerns, given the significance of your precious metals, we continue to believe that you should disclose the amount of precious metals recorded in equipment as of the end of each period.  Additional clarifying information provided in your filing can sufficiently convey to readers how you utilize these metals in your production process and your inability to currently monetize them.  In addition, a full discussion of your accounting for these assets appears necessary for a reader’s full understanding of these assets and their impact on your financial statements.  Please advise or revise your disclosures accordingly.

Company response

In response to the Staff’s comments, presented below in underlined form are the disclosures that have been added to our second quarter 2009 Form 10-Q filed on July 29, 2009, and will be provided in future filings, as appropriate.  Please note that changes in the dollar balance of precious metals are impacted by changes in foreign exchange rates.

1.  Summary of Significant Accounting Policies

Property, Net of Accumulated Depreciation

Land, buildings, and equipment are recorded at cost.  Depreciation is based on estimated useful lives of properties using the straight-line method.  Except as described in Note 2 (Restructuring, Impairment and Other Charges and (Credits)) related to accelerated depreciation arising from restructuring programs and Note 8 (Property, Net of Accumulated Depreciation) related to the depletion of precious metals, the estimated useful lives range from 10 to 40 years for buildings and 3 to 20 years for equipment.

Included in the subcategory of equipment are the following types of assets:
Asset type	Range of useful life

Computer hardware and software	3 to 7 years
Manufacturing equipment (excluding precious metals)	2 to 15 years
Furniture and fixtures	5 to 10 years
Transportation equipment	5 to 20 years

Manufacturing equipment includes certain components of production equipment that are coated with or constructed of precious metals.  Precious metals are not held for trading purposes because they are integral to many of our glass production processes.  These assets are classified as having an indefinite useful life and are not depreciated because they have very low physical losses and can be reclaimed and repeatedly reused in our manufacturing process in perpetuity.  We account for the low physical loss of metals in the manufacturing and reclamation processes as a period expense based on actual units lost.

10.  Property, Net of Accumulated Depreciation

Property, net follows (in millions):
	June 30, 2009	December 31, 2008
Land	$93	$71
Buildings	3,302	2,906
Equipment	8,448	8,364
Construction in progress	1,353	1,928
	13,196	13,269
Accumulated depreciation	(5,311)	(5,070)
Total	$7,885	$8,199

In the three months ended June 30, 2009 and 2008, interest costs capitalized as part of property, net, were $7 million.  In the six months ended June 30, 2009 and 2008, interest costs capitalized as part of property, net, were $18 million and $13 million, respectively.

Manufacturing equipment includes certain components of production equipment that are coated with or constructed of precious metals which have an indefinite useful life.  At June 30, 2009 and December 31, 2008, precious metals totaled $1.7 billion and $1.8 billion, respectively.

Financial Statements

Notes to the Financial Statements

Note 1. Summary of Significant Accounting Policies

Property, Net of Accumulated Depreciation, page 62

5.	Please provide us with the following additional information regarding your rhodium and platinum precious metals:
•
Please quantify both by dollar and ounces the amount of rhodium and platinum held at December 31, 2007, December 31, 2008, and March 31, 2009 and their weighted average historical cost as of the end of each period;

•
For the last fifteen years, please provide a yearly breakdown of the amount of rhodium and platinum purchased in ounces and in total dollars and the respective average yearly cost of each precious metal; and

•
Please address the significant declines in the market price of rhodium and platinum in recent years.  Your list of events and circumstances that may be indicative of impairment includes a significant decrease in the market price of an asset.  Please clarify whether significant decreases in the market price of precious metals would be considered triggering events under SFAS 144.  If not, address why not.

Company response (first bullet point)

Quantification of platinum and rhodium held:

**CONFIDENTIAL TREATMENT REQUESTED BY CORNING INCORPORATED PURSUANT TO RULE 83**

Company response (second bullet point)

History of purchases
While we do not maintain 15 years of detailed purchase records, we were able to produce 11 years of the information requested, as well as the most recent 3 month period reported.

**CONFIDENTIAL TREATMENT REQUESTED BY CORNING INCORPORATED PURSUANT TO RULE 83**

Company response (third bullet point)

A significant decrease in the market price of an asset (group) is one of several events that may be indicators of impairment as described in SFAS 144 and our revised disclosures included in our response letter dated May 22, 2009.  While we evaluate the potential impact of declines in market prices of assets, the largest amount of the underlying cash flows is generated from operating the assets, not the disposition value.  The fact that the precious metals disposition value may increase or decrease would not typically be an indicator of impairment, absent degradation in the operating performance of the asset group.

Consistent with SFAS 144, our long-lived assets are grouped and tested at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets.  While the investment in assets formed from precious metals is significant, the returns when combined in asset groupings can also be significant.  As shown on page 28 of our 2008 Form 10-K, the Display Technologies segment generated $3.8 billion in income before equity earnings over the last three years alone.

We therefore did not conclude that the declines in precious metals prices were indicators of impairment, but will continue to evaluate if circumstances or our usage of these precious metals change.

Precious metals are purchased solely for use in our manufacturing and research processes.  Corning does not intend to stockpile precious metals.  All amounts are either in place in the production process; in reclamation, fabrication or refinement in anticipation of re-use; or awaiting use for increased capacity.  Precious metals are tracked, monitored and managed as they rotate continuously between assets in the tank build, re-build and re-deployment cycle.  The fluidity of the process is such that Corning considers all precious metals, regardless of their current designation as being wholly integral to the manufacturing process and part of the higher level asset grouping.  Impairment is assessed at this level, being the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets.  As previously noted, precious metals are solely used for production purposes and are not used as a source of liquidity.  From a discounted cash flows perspective, given the precious metals value would only impact the hypothetical terminal value of the asset group many years in the future; any change in value typically has had minimal impact on the overall discounted cash flows.

Corning acknowledges that:

•	We are responsible for the adequacy and accuracy of the disclosure in our filings;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	We may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

*     *     *     *     *

Please direct accounting questions regarding this response to me at (607) 974-7674.  Please direct any questions on other issues to R. Tony Tripeny, Senior Vice President and Corporate Controller at (607) 974-3331.

Sincerely,

/s/ Phillip E. Gorham
Phillip E. Gorham
Assistant Controller

cc:	Wendell P. Weeks, Chairman and Chief Executive Officer
James B. Flaws, Vice Chairman and Chief Financial Officer
Vincent P. Hatton, Sr. Vice President & General Counsel
R. Tony Tripeny, Sr. Vice President & Corporate Controller
Kurt M. Landgraf, Chairman, Corning Board of Directors Audit Committee
Paul R. Kepple, PricewaterhouseCoopers LLP
Mike Thiessen, PricewaterhouseCoopers LLP
Stephen T. Giove, Shearman & Sterling